Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Charles Paris de Bollardière Appointed
Company Secretary of Total S.A.
Paris, September 17, 2009 — Charles Paris de Bollardière, 53, has been appointed Company Secretary of Total S.A. by decision of the September 15, 2009 Board of Directors Meeting, succeeding Thierry Reveau de Cyrières. Mr Reveau de Cyrières is taking new responsibilities within the Company.

Charles Paris de Bollardière began his career with Total in 1979, working as an oil field engineer on assignments in France and Indonesia.
In 1986, he moved to the Finance Division where he held various positions. While with the Division, he was appointed Group Treasurer in 1999, a position he held until his nomination as a Company Secretary of Total S.A.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com